Exhibit 99.1

Autolus Announces Proposed Public Offering in the United States

LONDON – 8 February 2021 – Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that it has commenced an underwritten public offering of up to $100 million of its American Depositary Shares (“ADSs”), each ADS representing one ordinary share. All ADSs to be sold in the proposed offering will be offered by Autolus. Autolus also intends to grant the underwriters a 30-day option to purchase up to an additional $15 million of ADSs at the public offering price, on the same terms and conditions. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or the actual size or terms of the offering.

J.P. Morgan and Wells Fargo Securities are acting as joint bookrunners for the offering. Kempen & Co, Mizuho Securities and Needham & Company are acting as co-managers.

The securities are being offered pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the securities will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to these securities may be obtained for free from either of the joint book-running managers for the offering, J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at +1 866 803 9204 or by email at prospectus-eq_fi@jpmchase.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com. For the avoidance of doubt, such prospectus will not constitute a “prospectus” for the purposes of Regulation (EU) 2017/1129 and will not have been reviewed by any competent authority in any member state in the European Economic Area.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Autolus

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to

Autolus’ proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Autolus, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Autolus’ Annual Report on Form 20-F for the year ended December 31, 2019 and other filings Autolus makes with the SEC from time to time. Autolus undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Contacts:

Lucinda Crabtree, Ph.D.

Vice President, Investor Relations and Corporate Communications

+44 (0)7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0)7818 430877

j.wilson@autolus.com

Susan A Noonan

S.A. Noonan Communications, LLC

+1 212 966 3650

susan@sanoonan.com